SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 OR l5d-16

Of the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 333-114220

Grand Toys International Limited

(Translation of registrant’s name into English)

Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F.

Form 20-F [ X  ]

Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10 l(b)(l): ____

Note: Regulation S-T Rule 101 (b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10l(b)(7): ____

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [   ]   No[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

On July 1, 2006, the registrant filed a Notification of Late Filing on Form 12b-25 with respect to the registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.  In its report, the registrant reported that, as a result of the acquisitions of two companies in December, 2005, Hua Yang Holdings Company Limited and Kord Holdings, Inc., which were under common control with the registrant, the registrant is required to restate its financial statements back to the date of common control as if Hua Yang and Kord were part of the registrant on May 24, 2004 and June 30, 2004, the respective dates that beneficial ownership was acquired by the registrant’s controlling shareholder.  Due to the complexity of the restatement, Deloitte Touche Tohmatsu, the registrant’s independent accounting firm, has not completed its review of the registrant’s restated financial statements.

As a result of the acquisitions and other extraordinary expenses incurred during the year ended December 31, 2005, the Company expects to report a significant operating loss for the year.  Until the restatement is complete and the audit finalized, the registrant cannot provide an accurate assessment of operating results for the year ended December 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grand Toys International Limited

(Registrant)

Date: July 1, 2006

By: /s/ Elliot L. Bier, Chairman

(Signature)

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